MONTHLY REPORT - OCTOBER, 2005
                               Global Macro Trust
                The net asset value of a unit as of October 31, 2005
                 was $  915.04, down  3.7% from   $ 950.27 per unit
                           as of September 30, 2005.

                                      Managing         Unit
                                       Owner          Holders          Total
Net Asset Value (419,868.557      $   4,445,195     394,541,612     398,986,807
   units) at September 30, 2005
Addition of 6,273.984 units on                0       5,961,982       5,961,982
   October 1, 2005
Redemption of 7,061.143 units on             (0)     (6,461,228)     (6,461,228)
   October 31, 2005
Net Income (Loss) - October, 2005      (140,384)    (14,782,380)    (14,922,764)
                                    -----------  --------------  --------------
Net Asset Value at October 31,    $   4,304,811     379,259,986     383,564,797
   2005
                                    ===========  ==============  ==============
Net Asset Value per Unit at
October 31, 2005 (419,180.512
units inclusive of 99.114
additional units.)                               $       915.04


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $(16,749,271)    (15,194,899)

      Change in unrealized gain (loss) on open        3,302,440      14,222,949
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (218,437)       (648,264)


   Interest income                                    1,040,487       8,839,414

   Foreign exchange gain (loss) on margin                22,679        (478,063)
      deposits

Total: Income                                       (12,602,102)      6,741,137

Expenses:
   Brokerage commissions                              2,197,270      21,957,282

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               123,392       1,278,476


Total: Expenses                                       2,320,662      23,235,758

Net Income (Loss) - October, 2005                  $(14,922,764)    (16,494,621)



* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust




                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554


                                     November 7, 2005

Dear Investor:

Global Macro Trust ("GMT") was down 3.71% for October. Year-to-date the Trust is down 4.17%.

In October, stock index, energy and interest rate futures trading were unprofitable. Currencies, metals and agricultural commodities were profitable.

The major part of October's loss was attributable to retracement in the uptrend in international stock index futures, particularly in Europe (Germany, France, Spain and Great Britain), followed by the Far East (Australia, Taiwan and Hong
Kong), the U.S. and South Africa. Long positions in Japanese indices were profitable.

There was also a significant retracement in energy prices in October, and losses were sustained on long positions in WTI and Brent crude oil, heating and London gas oil, unleaded gasoline, natural gas and kerosene. However, the losses were contained despite an almost 10% drop in crude prices, because the Fund's positions had been substantially reduced due to the very high volatility in the energy markets.

Global interest rates rose in October, and losses on long positions in Canadian bonds, German bonds and 5-year notes, British bonds, U.S. 10-year notes and 30-year bonds, Australian 3-year bonds and European short-term interest rate futures outweighed gains on short positions in short-term eurodollar deposits and 2- and 5-year Treasury notes.

Currency trading was profitable in October due primarily to non-dollar crosses. In trading versus the dollar, profits on short positions in the yen, Swedish krone, Singapore dollar, South African rand and euro and on a long Mexican peso position outweighed losses on long positions in the currencies of Australia, Brazil, Canada, Hungary, New Zealand and Poland and short positions in the Swiss franc, Korean won and Czech koruna. In non-dollar trading, long positions versus the yen in the Australian and Canadian dollars, Swiss franc, euro and British pound, a long position in the euro versus the Swedish kroner and a long position in the Norwegian krone versus the euro were profitable. Long positions versus the euro in the Canadian dollar and Polish zloty and a long position in the euro versus the Swiss franc were unprofitable.

Industrial metals were profitable in October: long positions in aluminum, zinc, copper, lead and platinum and short positions in tin and nickel. Long positions in gold and silver resulted in small losses.

In agricultural commodities, short positions in corn, wheat and cocoa and a long sugar position were profitable. A short position in coffee and a long position in hogs were marginally unprofitable. Short positions in soybeans, soybean meal, soybean oil, cotton and cattle were flat.

As we have noted in prior letters, our research effort continues to seek improvement in our methodology, and at November 1, 2005 we have added an additional currency trading strategy. Because this strategy has a low correlation to our other currency strategies it increases diversification and does not result in a material reduction of positions in the other portfolio sectors.


                                        Very truly yours,


                                        Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman